

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 23, 2009

Mr. Bing HE
Chief Executive Officer and Chief Financial Officer
China Digital Ventures Corporation
Room B209-1, Jinhui Business Center
No 537 Zinaggang Zhong Road, Haizhu District
Guangzhou, China

> **Re: China Digital Ventures Corporation**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended September
>   30, 2008**
> **Filed November 20, 2009**
> **Amendment No. 2 to Forms 10-Q for the Quarterly Periods ended
>   December 31, 2008, March 31, 2009 and June 30, 2009**
> **Filed November 20, 2009**
> **File No. 3-146727**

Dear Mr. HE:

    We have completed our review of the above filings and have no further comments at this time.

> Sincerely,
>
> /s Robert Bartelmes, for
> Larry Spirgel
> Assistant Director